Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
Photowatt Technologies Inc.:
We consent to the use of our report dated July 31, 2006, except as to notes 10 and 19 which are as of February 22, 2007, with respect to the combined balance sheets of Photowatt Technologies Inc. as of March 31, 2006 and 2005, and the related combined statements of earnings (loss), net investment, and cash flows for each of the years in the three-year period ended March 31, 2006, included herein and to the references to our firm under the headings “Experts” and “Transfer Agent, Registrar and Auditor” in the prospectus.
Chartered Accountants
Waterloo, Canada
February 22, 2007
KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.